Employment Agreement

Between

Polo Expressversand Gesellschaft fur Motorradbekleidung und
Sportswear mbH,
business address Reisholzer Werftstrasse 76, 40589 Dusseldorf

-legally represented by its shareholders -

(the "**Company**")

and

Mr. Klaus Esser
Residing at Unterwestrich 12,41812 Erkelenz

<u>**Recitals**</u>

A   WHEREAS, Mr. Esser has been managing director of the Company and its predecessors

B   WHEREAS, the present employment agreement ("the Employment Agreement") between the Company and Mr. Esser dates as of October 18, 2005.

C.   WHEREAS, Mr. Esser, as managing director and minority shareholder of the Company, Hein Gericke Deutschland GmbH as major shareholder of Company and The Fairchild Corporation ("Fairchild"), which is the indirect major shareholder of the Company, have reached an agreement about amendments to Mr. Esser's Employment Agreement.

Now, therefore, the parties hereto restate and amend their agreement as follows to take effect for the financial year commencing October 1, 2006:

§ 1 Position

1.1   Mr. Esser shall continue to be the managing director of the Company. Mr. Esser's scope of work is the management of the business activities of the Company. Mr. Esser will be the Senior Operational Officer / President of the Company ("Vorsitzender der Geschaftsleitung") with the power to represent the Company alone ("einzelvertretungsberechtiger Geschaftsfuhrer"). Mr. Esser shall have full and exclusive day to day operational discretion regarding the ordinary course of business activities of the Company. Nothing herein shall restrict the appointment of additional general managers (Geschaftsfuhrer) for the Company.

1.2   Mr. Esser shall devote his efforts and all his professional knowledge and experience to the above mentioned duties, exclusively.

§2 Duration

2.1   This Agreement commenced on 01 January 2006 and is made for an initial term of 7 years, ending on December 31, 2012 (the "Initial Term"). The Agreement is automatically renewed for an indefinite period of time, unless terminated by either party with nine (9) months' notice prior to the end of the Initial Term, and may thereafter be terminated by either party with one year's notice for the end of a calendar quarter.

2.2   Any notice of termination must be in writing.

2.3   The Company's and Mr. Esser's right to give extraordinary notice for cause remains unaffected.

**§3
Remuneration**

3.1   Mr. Esser shall receive an annual gross salary of €300,000 (the "Fixed Salary") to be paid in twelve equal installments at the end of each calendar month. In case a contract year is shorter than the calendar year, the Fixed Salary shall be paid *pro rata temporis.*

The Fixed salary shall compensate for all services required under this Agreement, including overtime, if any.

3.2   In addition the Company shall contribute an amount to the health and to the pension insurance of Mr. Esser equal to the statutory employer's share based on the contribution ceiling.

3.3   Mr. Esser shall further receive a bonus amounting to the following (the "Bonus Amount"), based on the EBITDA of the Company as defined in Section 3.3.2 below for each fiscal year:

(a)   For fiscal years ending until September 30. 2008

      (i)   For an EBITDA that is less than €5 Million, the Bonus Amount shall be 0%.

      (ii)   For an EBITDA that is €5 Million or more, the Bonus Amount shall be 5 % of the total EBITDA.

<u>**Examples:**</u>

If the EBITDA of the fiscal year ending on September 30, 2008 is *9,0* €Million, the Bonus Amount shall be *€450,000.00 (jour hundred and fifty thousand Euros).*

If the EBITDA of the fiscal year ending on September 30, 2008 is €4,6 Million, the Bonus Amount shall be *zero.*

(b)   For the fiscal year ending on September 30, 2009

    (i)   For an EBITDA that is less than €6 Million, the Bonus Amount shall be 0%.

    (ii)   For an EBITDA that is €6 Million or more, the Bonus Amount shall be 6 % of the total EBITDA.

Examples:

If the EBITDA of the fiscal year ending on September 30, 2009 is *9,0* €Million, the Bonus Amount shall be €*540,000.00 (five hundred and forty thousand Euros)* .

If the EBITDA of the fiscal year ending on September 30, 2009 is €5,6 Million, the Bonus Amount shall be *zero.*

(c)   For the fiscal years ending after September 30, 2009

    (i)   For an EBITDA that is less than €7 Million. the Bonus Amount shall be 0%.

    (ii)   For an EBITDA that is €7 Million or more, the Bonus Amount shall be 6 % of the total EBITDA.

Examples:

If the EBITDA of the fiscal year ending on September 30,2010 is *9,0* €Million, the
Bonus Amount shall be €*540,000.00 (jive hundred and forty thousand Euros)* .

If the EBITDA of the fiscal year ending on September 30, 2010 is €6,6 Million, the
Bonus Amount shall be *zero.*

3.3.1   The Company's fiscal year commences on October I of each calendar year. In cases in which the employment period is less than a fiscal year, the Bonus Amount shall be paid *pro rata temporis,* but shall be in any case not be less than the Bonus Installments as defined in Section 3.4 below.

3.3.2   "EBITDA" shall mean earnings before interest, taxes, depreciation and amortization as determined pursuant to German HGB without taking into account any future changes of the current ownership structure /shareholder structure / legal structure of the Company. Furthermore, the EBITDA shall be determined by entering the maximum legally possible values as an asset of the balance and by setting up the minimum legally possible values as debts and accruals of the balance ("aufgrund der handelsrechtlich zulassigen Hochstwerte auf der Aktivseite der Bilanz und der niedrigsten zulassigen Werte der Verbindlichkeiten und Riickstellungen"). The EBITDA shall be further assessed without taking into account the amount of this bonus as operating expenses.

3.3.3   If the Company's business is expanded due to a material infusion of additional capital or debt, or if there are material future changes of the current ownership structure / shareholder structure /legal structure of the Company which will affect EBITDA, the Bonus Amount percentages shall be renegotiated.

3.4   Subject to the settlement provisions set forth in Section 3.5 below, during the employment term the Bonus Amount shall be paid in monthly installments

of €35,000 in fiscal year *2006/2007*
of €40.000 in fiscal year *2007/2008*
of €50.000 in fiscal year *200812009*
of €60.000 in fiscal year *200912010*
of €70.000 in fiscal year *2010/2011*
of €80.000 in fiscal year *2011/2012*

(to paid at the end of each calendar month) (the "Bonus Installments"). The amount of the Bonus Installments may be readjusted if, based on the Company's forecasts prepared on the basis of the interim accounts of the Company as of April 30 of the respective calendar year, the aggregate Bonus Installments for such fiscal year would materially exceed or fall below the Bonus Amount forecasted to be paid for such fiscal year based on the forecasts ("Material Difference"); in case Mr. Esser and the Company do not agree if a Material Difference exists the Bonus Installments shall not be readjusted. In any cases in which the Company releases Mr. Esser from any further activities for the Company, the Company must maintain full payment of the monthly installments of Fixed Salary of €25,000 and of the Bonus Installment in the amounts described above until the end of this agreement (in *such cases the regulation of Section 3.5 Sentence 2 (ii) shall not apply),* and the Company must maintain any other benefits stipulated in this agreement, such as insurances (Section 3.2 and Section 10) and company car (Section 5), this shall also apply in the case that the Company releases Mr. Esser from any further activities during the Initial Term after December 31, 2007 with the exception that Mr. Esser shall receive no monthly Bonus Installment in the case that the EBITDA on the basis of the Audited Financial Statements (as set forth in Section 3.5 below) for fiscal year ended September 30, 2007 is under €5 million.

3.5   The exact Bonus Amount shall be determined at the end of each fiscal year, after preparation and final approval of the statutory financial statements of the Company, audited by the outside auditors of the Company (the "Audited Financial Statements"). Settlement of the Bonus Amount shall be made within thirty (30) days after the Audited Financial Statement have been finalized, in any case not later than twelve (12) months after the end of each fiscal year. Settlement shall be as follows: (i) if the Bonus Amount for such fiscal year is greater than the aggregate Bonus Installments paid to Mr. Esser for such fiscal year, the Company shall pay the difference to Mr. Esser; or (ii) if the Bonus Amount for such fiscal year is less than the aggregate Bonus Installments paid to Mr. Esser for such fiscal year, Mr. Esser shall pay back the difference to the Company. Mr. Esser is entitled to the right of inspection of the annual financial statements of the Company and to determine their accuracy pursuant to Paragraph 51 a German law on limited liability companies (GmbH). For clarification the parties state that this Section shall survive termination of this Agreement.

§4
Holiday

Mr. Esser is entitled to an annual holiday of 30 working days which is based on a work week from Monday to Friday.

§5
Company Car

The company will provide Mr. Esser with a company car (Audi A8 or similar). The company car may also be used privately. Mr. Esser shall bear the salary tax for such private use.

§6
Confidentiality

During the period of employment with the Company and at any time thereafter, Mr. Esser shall keep strictly secret all confidential information concerning the Company and will not utilize such information for his own or for the benefit of others. For clarification the parties state that this Section shall survive termination of this Agreement.

§7

Return of Documents and other Records

Upon termination of the employment with the Company or upon any discharge from his obligation to render services to the Company Mr. Esser shall promptly return to the Company (i) all files, documents, correspondence and records, drafts and the like concerning the business of the Company and its affiliates which are in his possession or which he has access to as well as
(ii) any photocopies or other copies thereof, regardless of whether the same were originally furnished by the Company or not. Mr. Esser shall not be entitled to exert any right of retention with respect to such documents and other records. For clarification the parties state that this Section shall survive termination of this Agreement.

§8
Amendments And Contract Interpretation

8.1 Any amendments of or supplements to this Agreement -including this clause -shall only be effective if made in writing.

8.2 Any action by the Company under this Agreement (such as enforcement or interpretation of the Agreement) shall be exercised by the managing director of Hein Gericke Deutschland GmbH.

8.3 This Agreement shall be signed on behalf of the Company by the managing director of Hein Gericke Deutschland GmbH.

§9
Intentionally left blank

§10
Insurance

The Company will include Mr. Esser in the director and officer liability insurance policy maintained for the Company by the US parent company which is The Fairchild Corporation, as long as Fairchild is a indirect shareholder of the Company, or another adequate insurance policy if this should become necessary.

§11
Assignment

This Agreement may be assigned by the Company to another wholly-owned German company of the Company subject to Mr. Esser's consent which may not be unreasonably withheld.

§12
Non-Competition until December 31, 2008

12.1 During his term of employment with the Company, and during the Applicable Period (as defined in Section 12.2 below), Mr. Esser will ensure that neither he nor any company which he controls shall carryon any activity that would be in competition with any activity of the Company or its successors related to or in connection with design, manufacture, distribution and/or sales of clothing for motorcyclists, helmets and technical accessories for motorbikes and related products ("Relevant Business"), including, but not limited to soliciting, enticing away or seeking to entice away existing customers of the Company in Germany and shall not be interested in any enterprise (or the business results of any enterprise) which competes with any activity of the Company related to or in connection with the Relevant Business in Germany. Excepted from the foregoing are investments in publicly traded companies in which Mr. Esser is not an officer, director or employee, provided that such investments are not in excess of 3% of the publicly traded company's issued stock.

12.2 As used herein, the "Applicable Period" means a period of twenty four (24) months following termination of employment. During the Applicable Period, the Company shall compensate Mr. Esser at the rate specified below (payable monthly, at the end of each calendar month). The Company may elect not to have the Applicable Period come into effect by so notifying Mr. Esser in writing within twenty-eight (28) days from the date of the notice of termination of employment; in this case the compensation for Mr. Esser for the covenants under Section 12.1 shall be a fixed amount of € 30.000 per month to be paid at the end of each calendar month for the period provided by Paragraph 75 a German Commercial Code.

If the Applicable Period comes into effect, for the duration of the Applicable Period the Company shall compensate Mr. Esser (in monthly installments), for the covenants under Section 12.1, at a per annum rate of fifty per cent (50 %) of Mr. Esser's Average Compensation. Mr. Esser's "Average Compensation" shall be the average yearly remuneration (bonuses included) during the last three years of his employment with the Company; for purposes of this agreement, the remuneration paid to Mr. Esser under his Service Agreement shall be deemed part of the average yearly remuneration. The provisions of Paragraph 74 c German Commercial Code shall not apply.

12.3 During the period of employment and for a period of four (4) years thereafter, Mr. Esser shall ensure that neither he nor any company which he controls, directly or indirectly offer employment to, or endeavor to entice away employees or shop partners of the Company except unilateral offers to work for Mr. Esser in a business other than the Relevant Business by such individuals without any initiative on the part of Mr. Esser, or encourage employees or shop-partners to leave the Company.

12.4 For each case of a breach by Mr. Esser of his obligations under Section 12.1 and/or Sections 12.3, the Company shall be, without limitation, entitled to:

(i) demand specific performance of Section 12;

(ii) recover damages and costs to the Company from Mr. Esser for a breach of Section 12;

(iii) request injunctions from an appropriate from an appropriate court to enforce Section 12;

(iv) assert any other claims or rights it may have against Mr. Esser in the event of breach of Section 12.

12.5 As used in this Section 12, the Company includes its successors or assigns.

12.6 Mr. Esser’s obligation under this Section 12 are in addition to, and not in lieu of, any surviving obligations he may have under Section 8 of the Share Purchase Agreement (Notarial deed No. 1427/2003) dated October 11, 2003 between Mr. Esser and Fairchild Textil GmbH (now known as Hein Gericke Deutschland GmbH).]

12.7 Should any provision of this Section 12 be held wholly or in part invalid or unenforceable, or if this Section 12 should contain a gap, the validity and enforceability of the other parts shall not be affected thereby. The invalid or unenforceable provision shall be deemed replaced by such valid and enforceable provision which corresponds best to the economic interests of the parties originally pursued by the invalid or unenforceable provision. The above shall apply *mutatis mutandis* in case of an incomplete provision.

12.8 For clarification the parties state that this Section shall survive termination of this Agreement.

§13

Non-Competition starting January 1,2009

13.1 During his term of employment with the Company, and during the Applicable Period (as / defined in Section 13.2 below), Mr. Esser will ensure that neither he nor any company which he controls shall carry on any activity that would be in competition with any activity of the Company or its successors related to or in connection with design, manufacture, distribution and/or sales of clothing for motorcyclists, helmets and technical accessories for motorbikes and related products ("Relevant Business"), including, but not limited to soliciting, enticing away or seeking to entice away existing customers of the Company in Germany or any other territory in which the Company, directly or indirectly, is active, and shall not be interested in any enterprise (or the business results of any enterprise) which competes with any activity of the Company related to or in connection with the Relevant Business in Germany or any other territory in which the Company, directly or indirectly, is active. Excepted from the foregoing are investments in publicly traded companies in which Mr. Esser is not an officer, director or employee, provided that such investments are not in excess of 3% of the publicly traded company's issued stock.

13.2 As used herein, the "Applicable Period" means a period of twenty four (24) months following termination of employment. During the Applicable Period, the Company shall compensate Mr. Esser at the rate specified below (payable monthly, at the end of each calendar month).
For the duration of the Applicable Period the Company shall compensate Mr. Esser (in monthly installments), for the covenants under Section 13.1, at a per annum rate of fifty per cent (50 %) of Mr. Esser's Average Compensation. Mr. Esser's "Average Compensation" shall be the average yearly remuneration (bonuses included) during the last three years of his employment with the Company; for purposes of this agreement, the remuneration paid to Mr. Esser under his Service Agreement shall be deemed part of the average yearly remuneration. The provisions of Paragraph 74 c German Commercial Code shall not apply.

13.3 During the period of employment and for a period of four (4) years thereafter, Mr. Esser shall ensure that neither he nor any company which he controls, directly or indirectly offer employment to, or endeavor to entice away employees or shop partners of the Company except unilateral offers to work for Mr. Esser in a business other than the Relevant Business by such individuals without any initiative on the part of Mr. Esser, or encourage employees or shop-partners to leave the Company.

13.4 For each case of a breach by Mr. Esser of his obligations under Section 13.I and/or Section 13.3, the Company shall be, without limitation, entitled to:

(i) demand specific performance of Section 13;

(ii) recover damages and costs to the Company from Mr. Esser for breach of Section 13;

(iii) request injunctions from an appropriate court to enforce Section 13;

(iv) assert any other claims or rights it may have against Mr. Esser in the event of breach of Section 13.

13.5 As used in this Section 13, the Company includes its successors or assigns.

13.6 Mr. Esser's obligations under this Section 13 are in addition to, and not in lieu of, any surviving obligations he may have under Section 8 of the Share Purchase Agreement (Notarial deed No. 1427/2003) dated October 11, 2003 between Mr. Esser and Fairchild Texil GmbH (now known as Hein Gericke Deutschland GmbH).]

13.7 Should any provision of this Section 13 be held wholly or in part invalid or unenforceable, or if this Section 13 should contain a gap, the validity and enforceability of the other parts shall not be affected thereby. The invalid or unenforceable provision shall be deemed replaced by such valid and enforceable provision which corresponds best to the economic interests of the parties originally pursued by the invalid or unenforceable provision. The above shall apply *mutatis mutandis* in case of an incomplete provision.

13.8 For clarification the parties state that this Section shall survive termination of this Agreement.

§ 14
Reports

14.1 Mr. Esser sees to it that the Company provides to its shareholders the necessary written reports on the Company's results and forecasts on a monthly and / or quarterly basis. Details of such reports shall be set forth in a separate document. If relevant, such reports shall contain such details as shall be necessary for shareholder's (including indirect shareholder's, such as Fairchild) reporting purposes under applicable SEC and, if relevant, similar reporting purposes. Furthermore, Mr. Esser sees to it that the Company presents to its shareholders annually a long term business and strategy plan for the Company ("Business **Plan")** or an amendment to the seven years Business Plan, presented to the shareholders (including Fairchild as indirect shareholder) in March 2007 and approved by the shareholders including Fairchild, if necessary. If the shareholders do so demand, the above reports will be presented to shareholders of the shareholders, for example to Fairchild as long as Fairchild is (indirect) shareholder of the Company.

14.2 The Company's management team will report directly to Mr. Esser, If requested by the shareholders Mr. Esser will make himself available for consultation with shareholders, and, if needed, he will be accompanied in such consultations by team members, if the shareholders do so request. The last sentence of Section 14, I shall apply *mutatis mutandis*,

§ 15
Attorneys' Fees

It is agreed that each party hereto shall pay his or its own attorneys' fees in connection with this Employment Agreement.

In witness whereof the parties have executed this Agreement:

ESSER:

/s/ KLAUS ESSER

Mr. Klaus Esser

Date: May, 30th 2007

COMPANY:

Polo Expressversand Gesellschaft fur Motorradbekleidung und Sportswear mbH

By: Hein Gericke Deutschland GmbH and Mr. Klaus Esser (as a shareholder)

/s/ JOHN L. FLYNN	/s/ KLAUS ESSER
By: John L. Flynn Power of Attorney	Klaus Esser

With the Power to Represent Alone is Enclosed

Date: May 30th, 2007

Power of Attorney

The undersigned, Hein Gericke Deutschland, GmbH ("HGD"), represented by Eric I. Steiner, General Manager, hereby appoints **John L. Flynn** as its/their true and lawful attorney on its/their behalf: (i) to negotiate, execute and deliver (on behalf of HGD), an Employment Agreement between Polo Expressversand Gesellschaft fur Motorradbekleidung und Sportswear mbH **("Polo GmbH")** and Mr. Klaus Esser; and (ii) to take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of his rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect for a period of thirty (30) days unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

Executed this 23 day of May, 2007.

Hein Gericke Deutschland GmbH
Represented by Eric I. Steiner, General Manager

/s/ ERIC I. STEINER